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                               February 26, 2021

       Preston Powell
       Chief Executive Officer
       Peridot Acquisition Corp. II
       2229 San Felipe Street, Suite 1450
       Houston, TX 77019

                                                        Re: Peridot Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-252583

       Dear Mr. Powell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-1

       Prospectus Summary
       Our Acquisition Criteria and Process, page 8

   1. We note your disclosure that "we renounce any interest or expectancy in, or in being offered an opportunity
to participate in, any potential transaction or matter which may be a corporate opportunity
for any director or officer, on the one hand, and us, on the other."
                                                        In an appropriate place
in your filing, please clarify the scope of this provision and the individuals at your
company that will be covered by it. In addition, please provide risk factor disclosure
related to the conflicts of interest and any other risks to investors related to this provision.
 Preston Powell
Peridot Acquisition Corp. II
February 26, 2021
Page 2
General

2. In an appropriate place in your filing, please describe the potential dilutive effects of your private placement warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545
if you have questions.



                                                              Sincerely,
FirstName LastNamePreston Powell
                                                              Division of
Corporation Finance
Comapany NamePeridot Acquisition Corp. II
                                                              Office of Trade &
Services
February 26, 2021 Page 2
cc:       Debbie P. Yee
FirstName LastName